ISSUER FREE WRITING PROSPECTUS No. 254C-1

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated November 28, 2007

100% Principal Protection Absolute Return Barrier Notes

Linked to the Russell 2000® Index

Investment Strategies for Uncertain Markets

Deutsche Bank AG, London Branch

Notes Linked to the Russell 2000® Index due on or about June 30*, 2009

Investment Description

These 100% Principal Protection Absolute Return Barrier Notes Linked to the Russell 2000® Index (the “Notes”) provide an opportunity to hedge your exposure to the small capitalization segment of the U.S. equity market as represented by the Russell 2000® Index (the “Index”) while benefiting from any moderately positive or moderately negative performance of the Index. If the Index never closes 29.50% - 32.50% above or below the Index Starting Level (to be determined on the Trade Date), at maturity you will receive your principal plus a return equal to the absolute value of the Index return. Otherwise, at maturity you will receive only your principal.

Features

❑

Hedging Opportunity—You have the potential to hedge your exposure to the small capitalization segment of the U.S. equity market while benefiting from any moderately positive or moderately negative performance over the 18-month term of the Notes.

❑

Potential for Equity-Linked Performance—If the Index never closes 29.50% to 32.50% above or below the Index Starting Level (to be determined on the Trade Date), you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal.

Key Dates1

Trade Date	December 21, 2007
Settlement Date[2]	December 31, 2007
Final Valuation Date[2]	June 25, 2009
Maturity Date[2]	June 30, 2009
CUSIP:	25153Q 59 1
ISIN:	US25153Q5918

[1]

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement.

Security Offering

We are offering 100% Principal Protection Absolute Return Barrier Notes Linked to the Russell 2000® Index. If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive their principal plus a return equal to the Absolute Index Return, up to the Absolute Return Barrier. If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive only their principal.

See “ Additional Terms Specific to the Notes” on page 2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement C-1 dated June 1, 2007, underlying supplement No. 10 dated September 28, 2007 and this free writing prospectus. See “ Key Risks” on page 5 of this free writing prospectus and “Risk Factors” beginning on page PS-8 of product supplement C-1 for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement C-1 and underlying supplement No. 10. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$10.00	$0.175	$9.825
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Notes

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in product supplement C-1 dated June 1, 2007 and underlying supplement No. 10 dated September 28, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 10 dated September 28, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507210043/d424b21.pdf

♦	Product supplement C-1 dated June 1, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507128044/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an 18-month investment with a return linked to the absolute return of the Index;

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity;

♦

You believe that the Index will appreciate or depreciate over the Observation Period and that the Index closing level is unlikely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any day during the Observation Period;

♦	You are willing and able to hold the Notes to maturity, and you are aware there may be little or no secondary market for the Notes; and

♦	You do not seek current income from this investment.

The Notes may not be suitable for you if:

♦

You believe that the Index will not appreciate or depreciate over the Observation Period or that the Index closing level is likely to exceed the Upper Index Barrier or fall below the Lower Index Barrier on any day during the Observation Period;

♦	You are unwilling or unable to hold the Notes to maturity;

♦	You seek an investment with uncapped return potential;

♦	You seek current income from your investments; or

♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)/(AA)[1]

Issue Price	$10.00 per Note

Term	18 months

Index	Russell 2000® Index

Payment at Maturity

♦   If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive your principal plus the Additional Amount, calculated as follows:

$10.00 + ($10.00 x Absolute Index Return)

♦   If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single day during the Observation Period, you will receive $10.00 per $10.00 Note principal amount (zero return).

Additional Amount	$10.00 x Absolute Index Return

Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

Observation Period	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date.

Absolute Return Barrier	29.50% – 32.50% (to be determined on the Trade Date)

Upper Index Barrier	Index Starting Level x (1 + Absolute Return Barrier)

Lower Index Barrier	Index Starting Level x (1 – Absolute Return Barrier)

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $10.00 Note principal amount for a hypothetical range of performance for the Absolute Index Return from -100% to +100% and assumes an Index Starting Level of 770.04, an Absolute Return Barrier of 31.00%, an Upper Index Barrier of 1008.75, and a Lower Index Barrier of 531.33, (the actual Index Starting Level, Absolute Return Barrier, Upper Index Barrier, and Lower Index Barrier will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		The Index Never Closes Outside Absolute Return Barrier			The Index Closes Outside Absolute Return Barrier
Index Ending Level	Index Return	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
1540.08	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1347.57	75.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1155.06	50.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1008.75	31.00%	$3.10	$13.10	31.00%	$0.00	$10.00	0.00%
893.25	16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
862.44	12.00%	$1.20	$11.20	12.00%	$0.00	$10.00	0.00%
831.64	8.00%	$0.80	$10.80	8.00%	$0.00	$10.00	0.00%
800.84	4.00%	$0.40	$10.40	4.00%	$0.00	$10.00	0.00%
770.04	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
739.24	-4.00%	$0.40	$10.40	4.00%	$0.00	$10.00	0.00%
708.44	-8.00%	$0.80	$10.80	8.00%	$0.00	$10.00	0.00%
677.64	-12.00%	$1.20	$11.20	12.00%	$0.00	$10.00	0.00%
646.83	-16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
531.33	-31.00%	$3.10	$13.10	31.00%	$0.00	$10.00	0.00%
385.02	-50.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
192.51	-75.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%

[1]

Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA to notes, such as the Notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell, or hold the Notes, and may be subject to revision or withdrawal at any time by the assigning rating agency.

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 12% from the Index Starting Level of 770.04 to an Index Ending Level of 862.44, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $1.20, and the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + Absolute value of ($10.00 x [(862.44 – 770.04) /770.04]) = $11.20

Example 2: The level of the Index decreases by 12% from the Index Starting Level of 770.04 to an Index Ending Level of 677.64, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $1.20, and the final payment at maturity is equal to $11.20 per $10.00 Note principal amount, representing a total return of 12% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + Absolute value of ($10.00 x [(677.64 – 770.04) / 770.04]) = $11.20

Example 3: The level of the Index closes above the Upper Index Barrier on at least one day during the Observation Period and ultimately increases by 12% from the Index Starting Level of 770.04 to an Index Ending Level of 862.44. Because the level of the Index has closed above the Upper Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $10.00 per $10.00 Note principal amount regardless of the Index Ending Level.

Payment at maturity per $10.00 Note principal amount = $10.00 + $0 = $10.00

Example 4: The level of the Index closes below the Lower Index Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Index Starting Level of 770.04 to an Index Ending Level of 677.64. Because the level of the Index has closed below the Lower Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $10.00 per $10.00 Note principal amount regardless of the Index Ending Level.

Payment at maturity per $10.00 Note principal amount = $10.00 + $0 = $10.00

What are the tax consequences of the Notes?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The Notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment with respect to the Notes until maturity. Interest included in income will increase your basis in the Notes. Gain recognized upon a sale, exchange or retirement of the Notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the Notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you should refer to the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Purchase Considerations

♦

PRESERVATION OF CAPITAL AT MATURITY—You will receive at least 100% of the principal amount of your Notes provided that you hold the Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

♦

EXPOSURE TO ABSOLUTE RETURN—If the Index closing level never exceeds the Upper Index Barrier or never falls below the Lower Index Barrier, in addition to return of your principal, at maturity you will receive, for each $10.00 Note principal amount, a payment equal to $10.00 x the Absolute Index Return. The Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative. Thus, the Notes provide higher returns when the Index closing levels during the Observation Period remain between the Upper Index Barrier and the Lower Index Barrier (i.e., within the Absolute Return Barrier) than when there are large movements, whether positive or negative, in the Index level that cause the Index level to exceed the Upper Index Barrier or fall below the Lower Index Barrier at any point during the Observation Period.

♦

RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX—The return on the Notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index is intended to provide a performance benchmark for the small capitalization segment of the U.S. equity market.

Key Risks

♦

MARKET RISK—The return on the Notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier during the Observation Period and the magnitude of the Absolute Index Return. YOU WILL RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL EXCEEDS THE UPPER INDEX BARRIER OR FALLS BELOW THE LOWER INDEX BARRIER ON ANY SINGLE DAY DURING THE OBSERVATION PERIOD.

♦

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT—You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period, the Additional Amount will be zero, and you will receive only your principal amount at maturity.

♦

THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY—Your investment in the Notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index is limited by the Absolute Return Barrier feature of the Notes. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period, the return on the Notes will not be determined by reference to the Absolute Index Return even though the Absolute Index Return may reflect significant appreciation or depreciation in the Index over the term of the Notes (the Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative). Because the Absolute Return Barrier will be set at between 29.50% to 32.50% of the Index Starting Level, the maximum return on the Notes is limited to 29.50% to 32.50% of the principal amount.

♦

NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS—As a holder of the Notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

♦

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY—While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates or agents will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

♦

LACK OF LIQUIDITY—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the Notes.

♦

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT MAY BE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES—Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Index to which the Notes are linked.

♦

POTENTIAL CONFLICTS—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

♦	whether the Index has closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period;

♦	the expected volatility of the Index;

♦	the time to maturity of the Notes;

♦	the market price and dividend rate on the component stocks underlying the Index;

♦	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	the composition of the Index and any changes to the component stocks underlying it;

♦	supply and demand for the Notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Russell 2000® Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As discussed more fully in underlying supplement No. 10 under the heading “The Russell 2000® Index”, the performance of the Russell 2000® Index measures the composite price performance of stocks of 2,000 companies (“the Component Stocks”) domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 2000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents 98% of the U.S. equity market.

You can obtain the level of the Russell 2000® Index at any time from the Bloomberg Financial Markets page “RTY <Index><GO>.”

The graph below illustrates the performance of the Russell 2000® Index from January 2, 1997 to November 28, 2007. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance. The Upper Index Barrier and Lower Index Barrier are shown on the graph assuming an Index Starting level of 770.04, which was the closing level of the Russell 2000® Index on November 28, 2007, an Absolute Return Barrier of 31.00%, the Upper Index Barrier of 1008.75, and the Lower Index Barrier of 531.33 (the actual Index Starting Level, Absolute Return Barrier, the Upper Index Barrier, and the Lower Index Barrier will be determined on the Trade Date).

          Source: Bloomberg

The information on the Russell 2000® Index provided in this free writing prospectus should be read together with the discussion under the heading “The Russell 2000® Index” in underlying supplement No. 10. Information contained in the Frank Russell website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.175 per $10.00 Note principal amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not to exceed the discounts and commissions indicated on the cover. See “Underwriting” in the accompanying product supplement.